UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Hellenic Telecommunications Organization S.A.
__________________________________
(Name of Issuer)

Common Registered Shares, nominal value EUR 2.39 per share
________________________________
(Title of Class of Securities)

X3258B 102
________________________________
(CUSIP Number)

Timotheus Höttges
Member of the Management Board For Finance
(Chief Financial Officer)
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2009

                                     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. X3258B 102
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deutsche Telekom AG IRS identification number not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 147,045,118*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 147,045,118*
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,045,118*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.00% *
14		TYPE OF REPORTING PERSON CO
* See, however, Item 5.

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This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2008, as previously amended (the “Schedule 13D”), of Deutsche Telekom AG (“DTAG”), with respect to the common registered shares, nominal value EUR 2.39 per share (the “Shares”), of Hellenic Telecommunications Organization S.A. (“OTE”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.

The name, business address, citizenship and present principal occupation of each executive officer and director of DTAG are set forth in Schedule A-1 hereto and are incorporated herein by reference.  Schedule A-1 hereto revises and replaces the Schedule A-1 previously incorporated into the Schedule 13D.

During the last five years, neither DTAG nor, to the knowledge of DTAG, any person listed on Schedule A-1 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

DTAG will acquire the 24,507,519 Shares (the “First Put Shares”) that are the subject of this Amendment from HR on July 31, 2009, for EUR 27.50 per Share, for an aggregate amount of EUR 673,956,772.50. The source of the funds for such payments will be existing cash balances.

Item 4.  Purpose of Transaction.

On July 10, 2009, HR irrevocably notified DTAG of its intent to exercise the first of two put options granted to HR by DTAG under the HR Purchase Agreement previously described in the Schedule 13D (the “First Put Option”).  Pursuant to the terms of the First Put Option, DTAG will acquire 24,507,519 Shares of OTE, the First Put Shares, from HR on July 31, 2009.
As a result of the exercise of the First Put Option, DTAG now beneficially owns 147,045,118 Shares of OTE, representing 30% plus one share of the outstanding capital of OTE.  DTAG understands that, following the completion of the sale of the First Put Shares to DTAG on July 31, 2009, HR will own directly or indirectly 98,030,080 Shares of OTE, representing 20% plus one share of the outstanding capital of OTE.  Based on information contained in OTE’s annual report on Form 20-F for the fiscal year ended on December 31, 2008, DTAG understands that HR has transferred Shares representing 4% of the outstanding capital of OTE to one of HR’s state pension funds.  Such Shares remain subject to the Shareholders’ Agreement.

The voting and corporate governance arrangements contained in the Shareholders’ Agreement, as previously disclosed, remain in effect, unchanged by the exercise of the First Put Option.  The board of directors of OTE is currently comprised of ten members, five nominees of DTAG and five nominees of HR, following the resignation of Dr. Martin Walter, one of DTAG’s nominees to the board of directors of OTE.  It is anticipated that Mr. Kevin Copp, one of DTAG’s nominees to the board of directors of OTE, will become the Group Chief Financial Officer of OTE on August 1, 2009 and will remain a board member.

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Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, DTAG directly owns 122,537,599 Shares of OTE and, as a result of the exercise of the First Put Option, beneficially owns an additional 24,507,519 Shares of OTE, the First Put Shares, which together in the aggregate equal 147,045,118 Shares of OTE and represent approximately 30% plus one share of the total outstanding Shares, based on information contained in OTE’s annual report on Form 20-F for the fiscal year ended on December 31, 2008.  As of the date hereof, DTAG has no voting power over the First Put Shares.

Until completion of the sale of the First Put Shares to DTAG, neither DTAG nor HR may dispose of the First Put Shares (other than in connection with the sale contemplated by the First Put Option).  Upon completion of the sale, DTAG will have sole voting and dispositive power over all Shares it owns, including the First Put Shares.

As a result of the provisions of the Shareholders’ Agreement, DTAG might be deemed also to beneficially own, as defined in Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, the 98,030,080 Shares that will be held by HR, directly or indirectly through its state pension fund, following completion of the sale of the First Put Shares.  DTAG disclaims beneficial ownership of such other Shares.

(c) Except for the acquisition of beneficial ownership of the 24,507,519 First Put Shares by DTAG, by virtue of the exercise of the First Put Option described herein, the transfer of which will close on July 31, 2009, for EUR 27.50  per share, no transactions in Shares of OTE were effected during the past sixty days by DTAG or, to the best of its knowledge, any of the persons listed in Schedule A-1 .

(d)-(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

The acquisition of the First Put Shares described in this Amendment was the result of the exercise by HR of the First Put Option.  The second put option, granted to HR by DTAG under the HR Purchase Agreement and previously described in the Schedule 13D, remains outstanding.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 2009

DEUTSCHE TELEKOM AG By: /s/ Timotheus Höttges Name: Timotheus Höttges Title: Member of the Management Board For Finance (Chief Financial Officer)

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Schedule A-1

Except as set forth herein or in the agreements described herein, neither DTAG nor, to the best of its knowledge, any of the persons listed in Schedule A-1 hereto has any contract, arrangements, understanding or relationship with respect to any securities of OTE.

Directors and Executive Officers of Deutsche Telekom AG

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of DTAG. Unless otherwise noted, each of the persons listed below is principally employed by DTAG and is a citizen of the Federal Republic of Germany.

I. Board of Management

Name	Business Address	Present Principal Occupation

René Obermann	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Executive Officer, DTAG

Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management (responsible for Finance)

Hamid Akhavan*	Landgrabenweg 151 Bonn, Germany 53227	Board member for T-Mobile, Product Development, Technology and IT

Dr. Manfred Balz	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management (responsible for Data Privacy, Legal Affairs and Compliance)

Niek Jan van Damme	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management (responsible for T-Home and Sales & Service)

Thomas Sattelberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management (responsible for Human Resources)

Reinhard Clemens	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management for Business Customers

Guido Kerkhoff	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Management Board for Southern and Eastern Europe
*	Citizen of the United States.

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II. Supervisory Board
Name	Business Address	Present Principal Occupation

Hermann-Josef Becker	Friedrich-Ebert-Allee 140 Bonn, Germany 53113
Member of the management of Deutsche Telekom Direct Sales and Consulting as well as Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee, Deutsche Telekom AG, Bonn

Monika Brandl	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Central Works Council at Group Headquarters/GHS, Deutsche Telekom AG, Bonn

Hans Martin Bury	Rathenauplatz 1 Frankfurt, Germany 60313	Managing Partner Hering Schuppener Consulting Strategieberatung für Kommunikation GmbH, Frankfurt

Josef Falbisoner	Schwanthalerstr. 64 München, Germany 80336	Chairman of the District of Bavaria, ver.di trade union, Munich

Dr. Hubertus von Grünberg	Vahrenwalder Str. 9 Hannover, Germany 30165	Serves on several supervisory boards, including as Chairman of the Supervisory Board of Continental Aktiengesellschaft, Hanover

Lawrence H. Guffey*	40 Berkeley Square London, Great Britain W1J 5AL	Senior Managing Director, The Blackstone Group International Ltd., London

Ulrich Hocker	Hamborner Str. 53 Düsseldorf, Germany 40472	Manager in Chief, Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), Düsseldorf

Lothar Holzwarth	Nauheimer Str. 98 Stuttgart, Germany 70372	Chairman of the Group Works Council, T-Systems, Frankfurt

Sylvia Kühnast	Hamburger Allee 25 Hannover, Germany 30161	Expert consultant to the Central Works Council, T-Mobile Deutschland GmbH, Hanover

Prof. Dr. Ulrich Lehner	Henkelstraße 67 Düsseldorf, Germany 40589	Member of the Shareholders’ Committee, Henkel AG & Co. KGaA, Düsseldorf; Chairman of the Supervisory Board Deutsche Telekom AG, Bonn

Waltraud Litzenberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Deputy Chairwoman of the Group Works Council, Deutsche Telekom AG, Bonn

Michael Löffler	Querstraße 1-3 Leipzig, Germany 04103	Member of the Works Council, Deutsche Telekom Netzproduktion GmbH, Bonn, Technical Infrastructure Branch Office, Central/Eastern District, Leipzig

Dr. Ulrich Schröder	Palmengartenstr. 5-9 Frankfurt, Germany 60325	Chairman of the Managing Board KfW Bankengruppe

Jörg Asmussen,	Wilhelmstr. 97 Berlin, Germany 10117	State Secretary, Federal Ministry of Finance, Berlin

Prof. Dr. Wolfgang Reitzle	Leopoldstrasse 252 München, Germany 80807	Chairman of the Executive Board, Linde AG, München

Prof. Dr. Wulf von Schimmelmann	Rue Edmond Picard 39, Brussels, Belgien 1050	Former Chairman of the Board of Management Postbank AG, Bonn

Lothar Schröder	Paula-Thiede-Ufer 10 Berlin, Germany 10179	Member of the ver.di National Executive Board, Berlin, Deputy Chairman of the Supervisory Board Deutsche Telekom AG, Bonn

Michael Sommer	Henriette-Herz-Platz 2 Berlin, Germany 10178	Chairman, German Confederation of Trade Unions (DGB), Berlin

Bernhard Walter	Jürgen-Ponto-Platz 1 Frankfurt, Germany 60329	Former Chairman of the Board of Management, Dresdner Bank AG, Frankfurt

Hans-Jürgen Kallmeier	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Central Works Council T-System Enterprise Services

*	Citizen of the United States.

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EXHIBIT INDEX

Exhibit 1	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated March 15, 2008	*
Exhibit 2	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated April 30, 2008, amending their Letter Agreement, dated March 15, 2008	*
Exhibit 3	Share Purchase Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**
Exhibit 4	Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**

*           Previously filed as an Exhibit to the Schedule 13D on May 23, 2008.
**           Previously filed as an Exhibit to Amendment No. 1 to the Schedule 13D on June 20, 2008.

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